Exhibit I-1

Order Authorizing Proxy Solicitation

     TEXT: National Grid Group plc ("National Grid"), a registered public utility holding company located in London, United Kingdom, has filed with the Securities and Exchange Commission ("Commission") a post-effective amendment to the declaration in File 70-9773 under section 12(e) and rules 54 and 62(d) of the Public Utility Holding Company Act of 1935, as amended ("Act").

     National Grid, certain of its subsidiary companies and Niagara Mohawk Holdings, Inc., ("NiMo") a New York public utility holding company exempt from registration under section 3(a)(1) of the Act, by order dated March 4, 1999 (HCAR No. 26986), have entered into an Agreement and Plan of Merger and Scheme of Arrangement, dated September 4, 2000 and amended on December 1, 2000 ("Merger Agreement"), under which two transactions are contemplated. The first transaction contemplates that New National Grid plc ("Newco") will become a new holding company over National Grid as a result of the outstanding shares of National Grid being cancelled and holders of such shares receiving Newco shares. National Grid will then issue shares to Newco. The cancellation of outstanding shares in National Grid and the subsequent issue of shares by Newco and National Grid will be carried out by way of a scheme of arrangement ("Scheme"). The second transaction contemplates that a wholly owned direct subsidiary of Newco, Grid Delaware, Inc., will combine with and into NiMo, with NiMo as the surviving corporation ("Merger"). Upon consummation of the Scheme, Newco will be renamed National Grid Group plc, and National Grid will be renamed National Grid Holdings One plc.

     National Grid has already received the Security and Exchange Commission's authorization to solicit proxies in relation to shareholder approval of the Merger. See National Grid Group plc, Holding Co. Act Release No. 27312 (December 21, 2000). National Grid now seeks authorization to solicit proxies ("Solicitation") from holders of its outstanding ordinary shares to obtain shareholder approval of the Scheme at two meetings, a "Court Meeting" ordered by the High Court of Justice of England and Wales and an Extraordinary General Meeting of shareholders, both of which are scheduled for January 7, 2002. National Grid states that for the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those National Grid shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 percent of the number of National Grid shares held by such National Grid shareholders. At the second meeting, the Extraordinary General Meeting, the shareholders must pass a special resolution approving implementation of the Scheme. In order to pass this resolution, not less than 75 percent of the votes cast by National Grid shareholders must be in favor of the resolution.

     At the Extraordinary General Meeting, resolutions will also be proposed to amend the Articles of Association in order to implement the Scheme, change the name of National Grid and approve replacement share plans. A resolution will also be proposed which will allow National Grid, if it so decides, to incur certain types of political expenditure within a prescribed limit. The resolutions to change the name of National Grid and amend the Articles of Association are special resolution and will not be passed if less than 75 percent of the votes cast are in favor. The remaining resolutions are ordinary resolutions and each will be passed if more than 50 percent of the votes cast are in favor.

     National Grid requests that an order authorizing the proxy solicitation be issued as soon as practicable under rule 62(d). It appears to the Commission that National Grid's declaration regarding the proposed proxy solicitation should be permitted to become effective immediately under rule 62(d).

     For purposes of compliance with rule 54, National Grid states that it meets all of the conditions of rule 53(a), except for clauses (1) and (2)./1 At September 30, 2001, National Grid's "aggregate investment," as defined in rule 53(a)(1), in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") was approximately $4,572,000,000. This amount equals approximately 129% of National Grid's "consolidated retained earnings," also as defined in rule 53(a)(1), as of September 30, 2001, which exceeds the 50% "safe harbor" limitation contained in that rule.

     By order dated March 15, 2000 (HCAR No. 27154) ("March Order"), the Commission authorized National Grid to invest up to 252% of average "consolidated retained earnings," as defined in rule 53(a)(1), in EWGs and FUCOs. Although National Grid's aggregate investment exceeds the 50% "safe harbor" limitation contained in rule 53, National Grid's aggregate investment is below the limitation authorized by the March Order. National Grid states that none of the adverse conditions of rule 53(b) exist.

     At the time of the March Order, National Grid's consolidated capitalization consisted of approximately 28.5% equity. National Grid's consolidated capitalization as of September 30, 2001, was 41% equity and 59% debt. In addition, National Grid states that its interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

     Fees, commissions and expenses to be incurred in connection with the proposed Solicitation are estimated to be approximately $1,665,000. National Grid states that no state or federal commission, other than this Commission, has jurisdiction over the proposed Solicitation.

     IT IS ORDERED, under rule 62 under the Act, that the declaration is permitted to become effective immediately, subject to the terms and conditions contained in rule 24 under the Act.

     For the Commission, by the Division of Investment Management, under delegated authority.



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1 In order dated March 15, 2000, the Commission noted that National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP (HCAR No. 27154). National Grid states that it will, however, comply fully with the substantive provisions of rule 53.